UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AMADOR GOLD CORP.

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(Name of Issuer)

Common Shares without par value

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(Title of Class of Securities)

02264P 10 1

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(CUSIP Number)

Maxwell A. Munday

206, 4400 Dominion Street

Burnaby, British Columbia

Canada, V5G 4G3

(604) 430-5624

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 1 – March 31, 2007

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02264P 10 1

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Maxwell A. Munday

(2) Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

(3) SEC Use Only

(4) Source of Funds

OO

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 3(e)

Not applicable

(6) Citizenship or Place of Organization

Canadian

(7) Sole Voting Power

Shares

Beneficially 0

Owned by (8) Shared Voting Power

Each

Reporting 10,550,000

Person With (9) Sole Dispositive Power

0

(10) Shared Dispositive Power

10,550,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

10,550,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)

12.7%

(12) Type of Reporting Person

IN

CUSIP No. 02264P 10 1

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

Munday Home Sales Ltd.

(2) Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

(3) SEC Use Only

(4) Source of Funds

OO

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 3(e)

Not applicable

(6) Citizenship or Place of Organization

British Columbia

Number of (7) Sole Voting Power

Shares

Beneficially 0

Owned by (8) Shared Voting Power

Each

Reporting 10,550,000

Person With (9) Sole Dispositive Power

0

(10) Shared Dispositive Power

10,550,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

10,550,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain

Shares [ ]

(13) Percent of Class Represented by Amount in Row (11)

12.7%

(14) Type of Reporting Person

CO

Item 1. Security and Issuer

(a) Title of Class of Securities:

Common Shares without par value

(b) Address of Issuer's Principal Executive Offices:

AMADOR GOLD CORP.

711-675 West Hastings Street

Vancouver, British Columbia

Canada, V6B 1N2

Item 2. Identity and Background

(a) Name:

(i) Maxwell A. Munday; and

(ii) Munday Home Sales Ltd.

(b) Residence or Business Address:

c/o Maxwell A. Munday

206, 4400 Dominion Street

Burnaby, British Columbia

Canada, V5G 4G3

(c) Principal occupation or Employment:

Maxwell A. Munday has been the President and owner of Munday Home Sales Ltd. since 1972.

Munday Home Sales Ltd. is a private company that owns rental properties and investments.

(d) Criminal Proceedings:

None

(e) Civil Proceedings:

None

(f) Citizenship:

Maxwell A. Munday is a Canadian citizen

Munday Home Sales Ltd. is a corporation incorporated under the laws of British Columbia, Canada

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4: Purpose of Transaction

The Reporting Persons have no plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned by Maxwell A. Munday: 10,550,000 shares, including 4,650,000 shares that may be issued upon exercise of outstanding share purchase warrants. The shares reported as beneficially owned by Mr. Munday include all of the shares reported as beneficially owned by Munday Home Sales Ltd.

Percent of class beneficially owned by Maxwell A. Munday: 12.7% (based on a total of 78,665,748 common shares issued and outstanding at March 31, 2007 and assuming the exercise and issuance of an additional 4,650,000 shares upon exercise of outstanding share purchase warrants).

Amount beneficially owned by Munday Home Sales Ltd.: 10,550,000 shares, including 4,650,000 shares that may be issued upon exercise of outstanding share purchase warrants.

Percent of class beneficially owned by Munday Home Sales Ltd.: 12.7% (based on a total of 78,665,748 common shares issued and outstanding at December 31, 2006 and assuming the exercise and issuance of an additional 4,650,000 shares upon exercise of outstanding share purchase warrants).

(b) Number of shares as to which Maxwell A. Munday has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 10,550,000

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 10,550,000

Number of shares as to which Munday Home Sales Ltd. has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 10,550,000

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 10,550,000

(c) Transactions effected during the past sixty days: Munday Home Sales Ltd. sold 20,000 shares on February 28, 2007 at Cdn.$0.14 per share, 20,000 shares on February 28, 2007 at Cdn.$0.135 per share, 22,500 shares on February 28, 2007 at Cdn.$0.13 per share, 500 shares on February 27, 2007 at Cdn.$0.145 per share, 27,000 shares on February 26, 2007 at Cdn.$0.145 per share, 95,000 shares on February 26, 2007 at Cdn.$0.135 per share, 50,000 shares on February 22, 2007 at Cdn.$0.l45 per share, 3,000 shares on February 21, 2007 at Cdn.$0.14 per share, 52,000 shares on February 21, 2007 at Cdn.$0.13 per share, 60,000 shares on February 21, 2007 at Cdn.$0.135 per share, 35,000 shares on February 20, 2007 at Cdn/$0.13 per share, 5,000 shares on February 15, 2007 at Cdn.$0.145 per share, 16,000 shares on February 14, 2007 at Cdn.$0.135 per share, 13,500 shares on February 14, 2007 at Cdn.$0.125 per share, 20,500 shares on February 14, 2007 at Cdn.$0.14 per share, 50,000 shares on February 13, 2007 at Cdn.$0.14 per share, 60,000 shares on March 3, 2007 at Cdn.$0.135 per share, 7,000 shares on March 9, 2007 at Cdn.$0.135 per share, 53,000 shares on March 9, 2007 at Cdn.$0.125 per share, 16,000 shares on 8, 2007 at Cdn.$0.13 per share, 32,000 shares on March 8, 2007 at Cdn.$0.125 per share, 2,000 shares on March 8, 2007 at Cdn.$0.135 per share, 132,500 shares on March 6, 2007 at Cdn.$0.125 per share, 6,000 on March 6, 2007 at Cdn.$0.135 per share, 191,500 shares on March 2, 2007 at Cdn.$0.13 per share, 100,000 shares on March 20, 2007 at Cdn.$0.11 per share, 140,000 shares on March 19, 2007 at Cdn.$0.115 per share, 120,000 shares on March 15, 2007 at Cdn.$0.12 per share, 5,000 shares on March 14, 2007 at Cdn.$0.13 per share and 135,000 shares on March 14, 2007 at $0.125 per share.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7: Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2007

MAXWELL A. MUNDAY

By: /s/ Maxwell A. Munday

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Name: Maxwell A. Munday

MUNDAY HOME SALES LTD.

By: /s/ Maxwell A. Munday

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Name: Maxwell A. Munday

Title: President and Director

CUSIP No. 02264P 10 1

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that Schedule 13D filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) 0f the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: May 7, 2007

MAXWELL A. MUNDAY

By: /s/ Maxwell A. Munday

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Name: Maxwell A. Munday

MUNDAY HOME SALES LTD.

By: /s/ Maxwell A. Munday

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Name: Maxwell A. Munday

Title: President and Director